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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ALYSIS TECHNOLOGIES, INC.
                       (Name of Subject Company (Issuer))

                               PITNEY BOWES INC.

                                      and

                             MAUI ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   02261D101
                     (CUSIP Number of Class of Securities)

                               SARA E. MOSS, ESQ.
                               PITNEY BOWES INC.
                               WORLD HEADQUARTERS
                               ONE ELMCROFT ROAD
                        STAMFORD, CONNECTICUT 06926-0700
                                 (203) 356-5000

                                   COPIES TO:

                             DOUGLAS A. CIFU, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019
                                 (212) 373-3000
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

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          TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
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
                $19,089,913                                    $3,818
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

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 11,171,891 shares of common stock, par value $0.01 per share, of Alysis Technologies, Inc. (the "Common Shares") and 2,417,112 shares of Class B common stock, par value $0.01 per share, of Alysis Technologies, Inc. (the "Class B Shares" and together with the Common Shares, the "Shares"), (ii) the tender offer price of $1.39 per Share, and (iii) options to acquire 825,239 Shares with an aggregate value of $201,199.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is 1/50th of one percent of the aggregate Transaction Valuation.

    / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Maui Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Pitney Bowes Inc., a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Common Shares"), of Alysis Technologies, Inc. (the "Company") and all the outstanding shares of class B common stock, par value $0.01 per share, of the Company (the "Class B Shares" and together with the Common Shares, the "Shares"), at a purchase price of $1.39 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to items 1 through 13 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (b) Reference is hereby made to the Form of Letter of Transmittal and the Form of Notice of Guaranteed Delivery, copies of which are filed as Exhibits
(a)(1)(B) and (a)(1)(C), respectively, and to the Agreement and Plan of Merger by and among Parent, the Purchaser and the Company, dated March 20, 2001, a copy of which is attached hereto as Exhibit (d)(1).

ITEM 12. EXHIBITS.

    (a)(1)(A)                Offer to Purchase, dated March 29, 2001

    (a)(1)(B)                Form of Letter of Transmittal

    (a)(1)(C)                Form of Notice of Guaranteed Delivery

    (a)(1)(D)                Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                             Companies and Other Nominees

    (a)(1)(E)                Form of Letter to Clients for Use by Brokers, Dealers,
                             Commercial Banks, Trust Companies and Other Nominees

    (a)(1)(F)                Guidelines for Certification of Taxpayer Identification
                             Number on Substitute Form W-9

    (a)(1)(G)                Text of Press Release issued by Pitney Bowes Inc. and Alysis
                             Technologies, Inc. on March 20, 2001 (incorporated by
                             reference to the Tender Offer Statement on Schedule TO filed by Pitney Bowes Inc. with the Securities and Exchange
                             Commission on March 20, 2001)

    (a)(1)(H)                Not applicable

    (b)                      Not applicable

    (d)(1)                   Agreement and Plan of Merger, dated March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and Alysis
                             Technologies, Inc. (incorporated by reference to
                             Exhibit 2.1 of Alysis Technologies, Inc.'s Current Report on
                             Form 8-K filed with the Securities and Exchange Commission on March 22, 2001)

    (d)(2)                   Voting and Tender Agreement, dated March 20, 2001, by and
                             among Pitney Bowes Inc., Maui Acquisition Corp. and Warburg,
                             Pincus Investors, L.P. (incorporated by reference to Exhibit
                             2.2 of Alysis Technologies, Inc.'s Current Report on
                             Form 8-K filed with the Securities and Exchange Commission on March 22, 2001)

    (d)(3)                   Confidentiality Agreement, dated November 1, 2000, between
                             Pitney Bowes Inc. and First Union Securities, Inc. as agent for Alysis Technologies, Inc.

    (g)                      Not applicable.

    (h)                      Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2001

                                                       PITNEY BOWES INC.

                                                       By:  /s/ BRIAN M. BAXENDALE
                                                            ----------------------------------------------
                                                            Name: Brian M. Baxendale
                                                            Title: Executive Vice President and President,
                                                            Document Messaging Technologies

                                                       MAUI ACQUISITION CORP.

                                                       By:  /s/ BRIAN M. BAXENDALE
                                                            ----------------------------------------------
                                                            Name: Brian M. Baxendale
                                                            Title: President and Chief Executive Officer

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER                                    DESCRIPTION
---------------------    ------------------------------------------------------------
(a)(1)(A)                Offer to Purchase, dated March 29, 2001

(a)(1)(B)                Form of Letter of Transmittal

(a)(1)(C)                Form of Notice of Guaranteed Delivery

(a)(1)(D)                Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees

(a)(1)(E)                Form of Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)                Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9

(a)(1)(G)                Text of Press Release issued by Pitney Bowes Inc. and Alysis
                         Technologies, Inc. on March 20, 2001 (incorporated by
                         reference to the Tender Offer Statement on Schedule TO filed by Pitney Bowes Inc. with the Securities and Exchange
                         Commission on March 20, 2001)

(d)(1)                   Agreement and Plan of Merger, dated March 20, 2001, by and among Pitney Bowes Inc., Maui Acquisition Corp. and Alysis
                         Technologies, Inc. (incorporated by reference to
                         Exhibit 2.1 of Alysis Technologies, Inc.'s Current Report on
                         Form 8-K filed with the Securities and Exchange Commission on March 22, 2001)

(d)(2)                   Voting and Tender Agreement, dated March 20, 2001, by and
                         among Pitney Bowes Inc., Maui Acquisition Corp. and Warburg,
                         Pincus Investors, L.P. (incorporated by reference to Exhibit
                         2.2 of Alysis Technologies, Inc.'s Current Report on
                         Form 8-K filed with the Securities and Exchange Commission on March 22, 2001)

(d)(3)                   Confidentiality Agreement, dated November 1, 2000, between
                         Pitney Bowes Inc. and First Union Securities, Inc., as agent for Alysis Technologies, Inc.